Exhibit 3(ii)
By-laws, amended

ARTICLE I

SECTION 1.1. REGISTERED OFFICE
The registered office shall be established and maintained as prescribed in the
Certificate of Incorporation of the Corporation.

SECTION 1.2. OTHER OFFICES
The corporation may have other offices, either within or outside of the State of
Delaware, at such place or places as the Board of Directors may from time to
time appoint or the business of the corporation may require.

ARTICLE II

SECTION 2.1. PLACE OF MEETINGS
All meetings of the stockholders for the election of directors shall be held in
the City of Rockford, State of Illinois, at such place as may be fixed from time
to time by the Board of Directors, or at such other place either within or
without the State of Illinois as shall be designated from time to time by the
Board of Directors and stated in the notice of the meeting. Meetings of
stockholders for any other purpose may be held at such time and place, within or
without the State of Illinois, as shall be stated in the notice of the meeting
or in a duly executed waiver of notice thereof.

SECTION 2.2. ANNUAL MEETING OF STOCKHOLDERS
The annual meeting of stockholders for the election of directors and for such
other business as may be stated in the notice of the meeting shall be held, in
each year, commencing in 1999, by the third Wednesday following January 2 at
10:00 A.M., local time, or such other date and time as shall be designated from
time to time by the Board of Directors and stated in the notice of the meeting.

SECTION 2.3. VOTING
Each stockholder entitled to vote in accordance with the terms of the
Certificate of Incorporation and in accordance with the provisions of these
bylaws shall, except as otherwise provided by the Certificate of Incorporation,
be entitled to one vote, in person or by proxy, for each share of stock entitled
to vote held by such stockholder, but no proxy shall be voted after three years
from its date unless such proxy provides for a longer period.

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SECTION 2.4. LIST OF STOCKHOLDERS
The officer who has charge of the stock ledger of the corporation shall prepare
and make, at least ten days before every meeting of stockholders, a complete
list of the stockholders entitled to vote at the meeting, arranged in
alphabetical order, and showing the address of each stockholder and the number
of shares registered in the name of each stockholder. Such list shall be open to
the examination of any stockholder, for any purpose germane to the meeting,
during ordinary business hours, for a period of at least ten days prior to the
meeting, either at a place within the city where the meeting is to be held,
which place shall be specified in the notice of the meeting, or, if not so
specified, at the place where the meeting is to be held. The list shall also be
produced and kept at the time and place of the meeting during the whole time
thereof, and may be inspected by any stockholder who is present.

SECTION 2.5. QUORUM
The holders of a majority of the stock issued and outstanding and entitled to
vote thereat, present in person or represented by proxy, shall constitute a
quorum at all meetings of the stockholders for the transaction of business
except as otherwise provided by statute or by the Certificate of Incorporation.
If, however, such quorum shall not be present or represented at any meeting of
the stockholders, the stockholders entitled to vote thereat, present in person
or represented by proxy, shall have power to adjourn the meeting from time to
time, without notice other than announcement at the meeting, until a quorum
shall be present or represented. At such adjourned meeting at which a quorum
shall be present or represented any business may be transacted which might have
been transacted at the meeting as originally notified. If the adjournment is for
more than thirty days, or if after the adjournment a new record date is fixed
for the adjourned meeting, a notice of the adjourned meeting shall be given to
each stockholder of record entitled to vote at the meeting.

SECTION 2.6. SPECIAL MEETINGS
Special meetings of the stockholders for any proper purpose or purposes may be
called by the Board of Directors or by the Chairman of the Board of Directors,
and shall be called upon a request in writing therefore stating the purpose or
purposes thereof signed by the holders of two-thirds of the outstanding shares
of Common Stock of the Corporation.

SECTION 2.7. NOTICE OF MEETINGS
Except as otherwise provided by law, written notice, stating the place, date and
time of the meeting, and the general nature of the business to be considered,
shall be given to each stockholder entitled to vote thereat at his address as it
appears on the records of the corporation either personally or by mail, not less

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than ten nor more than sixty days before the date of the meeting. If mailed,
such notice shall be deemed to be given at the time when the same shall be
deposited in the United States mail. No business other than that stated in the
notice shall be transacted at any meeting without the unanimous consent of all
the stockholders entitled to vote thereat.

SECTION 2.8. NOMINATIONS FOR DIRECTOR
Nominations for election to the Board of Directors may be made by the Board of
Directors or by any stockholder entitled to vote for the election of directors.
Nominations other than those made by the Board of Directors shall be made by
notice in writing, delivered or mailed by registered or certified United States
mail, return receipt requested, postage prepaid, to the Secretary of the
Corporation, not less than 20 days nor more than 50 days prior to any meeting of
stockholders called for the election of directors; provided, however, if less
than 21 days' notice of the meeting is given to stockholders, such written
notice shall be delivered or mailed, as prescribed, not later than the close of
business on the seventh day following the day on which the notice of meeting was
mailed to the stockholders. Each such written notice shall contain the following
information: (a) The name and residence address of the stockholder making the
nomination; (b) Such information regarding each nominee as would have been
required to be included in a proxy statement filed pursuant to the proxy rules
of the Securities and Exchange Commission had the nominee been nominated by the
Board of Directors; and (c) The signed consent of each nominee to serve as a
member of the Board of Directors if elected, and the signed agreement of each
nominee that if elected he or she will be guided by the philosophy and concepts
of human and industrial association of the Corporation as expressed in its
Constitution in connection with the nominee's service as a member of the Board
of Directors.

Unless otherwise determined by the Chairman of the Board of Directors or by a
majority of the directors then in office, any nomination which is not made in
accordance with the foregoing procedure shall be defective, and any votes which
may be cast for the defective nominee shall be disregarded.

                              ARTICLE III

SECTION 3.1. GENERAL POWERS
The business and affairs of the corporation shall be managed by or under the
direction of its Board of Directors. The Board of Directors shall exercise all
of the powers of the corporation except such as are by law, or by the
Certificate of Incorporation of the corporation or by these bylaws conferred
upon or reserved to the stockholders.

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SECTION 3.2. NUMBER AND TERM
The Board of Directors shall be divided into three classes, Class I, Class II
and Class III, which shall be as nearly equal in number as possible. The number
of directors which shall constitute the whole Board of Directors shall be
eleven, consisting of four Class I directors, four Class II directors, and three
Class III directors. Except as provided in Section 3.4 hereof, each director
shall serve for a term ending on the date of the third annual meeting of
stockholders following the annual meeting at which such director was elected;
provided, however, that each initial director in Class I shall hold office until
the annual meeting of stockholders next ensuing, each initial director in Class
II shall hold office until the annual meeting of stockholders one year
thereafter, and each initial director in Class III shall hold office until the
annual meeting of stockholders two years thereafter. If the number of directors
is changed, any increase or decrease shall be apportioned among the three
classes so as to maintain the number of directors in each class as nearly equal
as possible. In no case will a decrease in the number of directors shorten the
term of any incumbent director.

SECTION 3.3. VACANCIES
Vacancies in the Board of Directors and newly created directorships resulting
from any increase in the authorized number of directors shall be filled by a
majority of the directors then in office, although less than a quorum, or by the
sole remaining director. Except as provided in Section 3.4 hereof, any director
elected to fill a vacancy shall hold office for the remaining term of the class
in which the vacancy shall have occurred or shall have been created.

SECTION 3.4. QUALIFICATIONS
Unless otherwise determined by the Board of Directors, the term of any director
shall end on September 30th next following said director's seventieth birthday.
No person may serve as a director unless such person agrees in writing that in
connection with such service he or she will be guided by the philosophy and
concepts of human and industrial association of the corporation as expressed in
its Constitution.

SECTION 3.5. DIRECTOR EMERITUS
Any director who requests that he be appointed a director emeritus and any
director who is not re-elected by the stockholders may, with the approval of the
Board of Directors, be a director emeritus until the next annual meeting of the
Board of Directors. A director emeritus may attend directors' meetings and
counsel the directors but will not be a member of the Board of Directors and
will not have the voting rights of a director.

SECTION 3.6. INCREASE OR DECREASE OF NUMBER
The number of directors may be increased or decreased from time to time by
amendment of these bylaws.

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SECTION 3.7. REMOVAL
Any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock of the Corporation.

SECTION 3.8. REGULAR MEETINGS
The first regular meeting of each newly elected Board of Directors shall be held immediately after, and at the same place as, the Annual Meeting of Stockholders. Thereafter regular meetings of the Board of Directors shall be held at such times as the Board of Directors may from time to time establish. Regular meetings shall be held at the corporate office at 5001 North Second Street, Rockford, Illinois unless otherwise noted by prior written notice. Regular meetings of the Board of Directors will be held without other notice than this bylaw. Any such regular meeting other than the first regular meeting may be cancelled by the person or persons authorized to call special meetings of the Board of Directors. Any such cancellation shall be accomplished by giving notice in accordance with Section 3.11 of these bylaws.

SECTION 3.9. SPECIAL MEETINGS
Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board of Directors or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place of any meeting called by such person or persons.

SECTION 3.10. MINIMUM SCHEDULE OF MEETINGS
During each calendar quarter, the Board of Directors shall conduct at least one meeting. Each regular meeting and each special meeting shall be regarded as one meeting. For the purposes of this Section 3.10, action without meeting pursuant to Section 3.15 of these bylaws shall not be regarded as a meeting.

SECTION 3.11. NOTICE
Notice of any special meeting or the cancellation of any regular meeting shall be given to each director by letter delivered at least two days before the meeting, or by telegram delivered at least one day before the meeting, or by such shorter telephone or other notice as the person or persons calling or canceling the meeting may deem appropriate in the circumstances. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Neither the business to be transacted at nor the purpose of any special meeting need be specified in the notice thereof.

SECTION 3.12. PRESIDING OFFICER
Meetings of the stockholders and the Board of Directors shall be

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presided over by the Chairman of the Board of Directors, or if he is not
present, by the Vice Chairman of the Board of Directors, or if he is not
present, by the President, or if he is not present, by a Vice President, or if
neither the Chairman of the Board of Directors, nor the Vice Chairman of the
Board of Directors, nor the President, nor a Vice President is present, then by
a presiding officer to be chosen by a majority of the directors present.

SECTION 3.13. QUORUM
A majority of the directors shall constitute a quorum for the transaction of
business, and the act of a majority of the directors present at any meeting at
which there is a quorum shall be the act of the Board of Directors, except as
may be otherwise specifically provided by statute. If at any meeting of the
board there shall be less than a quorum present, a majority of these present may
adjourn the meeting from time to time until a quorum is obtained, and no further
notice thereof need be given other than by announcement at the meeting which
shall be so adjourned.

SECTION 3.14. COMPENSATION
The Board of Directors shall have authority to fix the compensation of all
directors and directors emeritus. By resolution of the Board of Directors
expenses of attendance, if any, may be allowed for attendance by each director
and director emeritus at each regular or special meeting of the Board of
Directors. Nothing herein shall be construed to preclude any director or
director emeritus from serving the corporation in any other capacity and
receiving compensation therefor.

SECTION 3.15. ACTION WITHOUT MEETING
Any action required or permitted to be taken at any meeting of the Board of
Directors, may be taken without a meeting if all members of the board consent
thereto in writing, and the writing or writings are filed with the minutes of
proceedings of the board.

SECTION 3.16. MEETINGS BY CONFERENCE TELEPHONE
Members of the Board of Directors may participate in a meeting of such board by
means of conference telephone or similar communications equipment by means of
which all persons participating in the meeting can hear each other, and
participation in such meetings shall constitute presence in person at such
meeting.

                              ARTICLE IV

SECTION 4.1. COMMITTEES OF THE BOARD OF DIRECTORS
The Board of Directors shall designate an Executive Committee, an Audit
Committee, a Compensation Committee, a Selection Committee, a Management
Operations Committee, and a Stock Option Committee,

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each of which shall have and may exercise the powers and authority of the Board
of Directors to the extent hereinafter provided. The Board of Directors may
designate one or more additional committees of the Board of Directors with such
powers and authority as shall be specified in the resolution of the Board of
Directors. Each committee shall consist of such number of directors not less
than two as shall be determined from time to time by resolution of the Board of
Directors. The Chairman of the Board of Directors shall be ex-officio a member
of all committees of the Board of Directors other than the Audit Committee and
the Stock Option Committee, and he shall be chairman of the Executive Committee.
All actions of the Board of Directors designating committees, or electing or
removing members of such committees, shall be taken by a resolution passed by a
majority of the whole Board of Directors. Each committee shall keep a written
record of all action taken by it. All action taken by a committee shall be
reported to the Board of Directors at its meeting next succeeding such action
and shall be subject to approval and revision by the Board of Directors,
provided that no legal rights of third parties shall be affected by such
revisions and in no event shall the Board of Directors take any action with
respect to the Stock Option Committee which would cause the 1996 Long-Term
Incentive Compensation Plan as amended from time to time (the "Long-Term
Incentive Plan") to fail to comply with Rule 16b-3 of the Securities Exchange
Act of 1934, as amended (the "Exchange Act") or cause the members of the Stock
Option Committee not to qualify as "disinterested persons" under said Rule 16b-
3.

SECTION 4.2. ELECTION OF COMMITTEE MEMBERS
The members of each committee shall be elected by the Board of Directors and
shall serve until the first meeting of the Board of Directors after the annual
meeting of stockholders and until their successors are elected and qualified or
until their earlier resignation or removal. The Board of Directors may designate
the chairman of each committee other than the Executive Committee and may
designate one or more directors as alternate members of any committee who may
replace any absent or disqualified member at any meeting of the committee. In
the absence or disqualification of a member and all alternate members who may
serve in the place and stead of such member, the member or members thereof
present at any meeting and not disqualified from voting, whether or not such
member or members constitute a quorum, may unanimously appoint another member of
the Board of Directors to act at the meeting in the place of any such absent or
disqualified member.

SECTION 4.3. COMMITTEE RULES AND PROCEDURES
The Chairman of the Board of Directors, the chairman of any committee, or a
majority of the members of any committee, may call a meeting of that committee.
Unless the Board of Directors otherwise provides, each committee may make, alter
and repeal

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rules and procedures for the conduct of its business. In the absence of such
rules and procedures, each committee shall conduct its business in the same
manner as the Board of Directors conducts its business pursuant to Article III
of these bylaws, except that a quorum of the Management Operations Committee for
the transaction of business shall consist of one member so long as such
committee consists of two members.

SECTION 4.4. EXECUTIVE COMMITTEE
During the intervals between meetings of the Board of Directors, the Executive
Committee shall have and may exercise all the powers and authority of the Board
of Directors in the management of the business and affairs of the corporation
upon any matter which in the opinion of the Chairman of the Board of Directors
should not be postponed until the next previously scheduled meeting of the Board
of Directors. The Executive Committee shall have the power and authority to
declare cash dividends. Notwithstanding the foregoing, as provided by law the
Executive Committee shall not have power or authority in reference to amending
the Certificate of Incorporation, adopting an agreement of merger or
consolidation, recommending to the stockholders the sale, lease or exchange of
all or substantially all of the corporation's property and assets, recommending
to the stockholders a dissolution of the corporation or a revocation of a
dissolution, or amending these bylaws.

SECTION 4.5. AUDIT COMMITTEE
The Audit Committee shall have the power to recommend to the Board of Directors
the selection and engagement of independent accountants to audit the books and
accounts of the corporation and the discharge of the independent accountants.
The Audit Committee shall review the scope and approach of the annual audit as
recommended by the independent accountants, the scope and approach of internal
audits of the corporation, the system of internal accounting controls of the
corporation, and shall review the reports to the Audit Committee of the
independent accountants and the internal auditors.

SECTION 4.6. COMPENSATION COMMITTEE
The Compensation Committee shall have the power to recommend to the Board of
Directors the compensation of the officers and key personnel of the corporation.

SECTION 4.7. SELECTION COMMITTEE
The Selection Committee shall have the power to recommend to the Board of
Directors candidates for election to the Board of Directors.

SECTION 4.8. MANAGEMENT OPERATIONS COMMITTEE
The Management Operations Committee shall have the power to authorize and
approve such routine matters arising in the

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ordinary course of business of the corporation as the Board of Directors shall
establish from time to time by resolution. The Management Operations Committee
shall have no power or authority to declare cash dividends and shall have no
power denied to the Executive Committee in Section 4.4 hereof.

SECTION 4.9. STOCK OPTION COMMITTEE
The Stock Option Committee shall have the power to administer the Corporation's
Long-Term Incentive Plan in accordance with the terms of the Long-Term Incentive
Plan, and to make all determinations and to take all such actions in connection
therewith or in relation thereto as it deems necessary or advisable, including
the granting of all incentives to eligible working members in accordance with
the terms of the Long-Term Incentive Plan.

                              ARTICLE V

SECTION 5.1. OFFICERS
The officers of the corporation shall be a Chairman of the Board of Directors, a
President, one or more Vice Presidents (the number thereof to be determined by
the Board of Directors), a Treasurer and a Secretary, all of whom shall be
elected by the Board of Directors. In addition, the Board of Directors may elect
a Vice Chairman of the Board of Directors and one or more Assistant Treasurers
and Assistant Secretaries.

SECTION 5.2. OTHER OFFICERS AND AGENTS
The Board of Directors may appoint such other officers and agents as it may deem
advisable, who shall hold their offices for such terms and shall exercise such
powers and perform such duties as shall be determined from time to time by the
Board.

SECTION 5.3. QUALIFICATIONS
Except for the Chairman of the Board of Directors, and unless otherwise
determined by the Board of Directors, each officer of the corporation shall be
under the age of 65 at the time of election. None of the officers of the
corporation, except the Chairman of the Board of Directors and the Vice Chairman
of the Board of Directors, need be a Director.

SECTION 5.4. ELECTION AND TERM OF OFFICE
The officers of the corporation shall be elected annually by the Board of
Directors at the first meeting of the Board of Directors held after each annual
meeting of shareholders. If the election of officers shall not be held at such
meeting, such election shall be held as soon thereafter as conveniently may be.
Vacancies may be filled or new offices created and filled at any meeting of the
Board of Directors. Each officer shall hold office

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until his successor shall have been duly elected and shall have qualified or
until his death or until he shall resign or shall have been removed in the
manner hereinafter provided.

SECTION 5.5. REMOVAL
Any officer or agent elected or appointed by the Board of Directors may be
removed by the Board of Directors whenever in its judgment the best interests of
the corporation would be served thereby, but such removal shall be without
prejudice to the contract rights, if any, of the person so removed.

SECTION 5.6. CHAIRMAN
The Chairman of the Board of Directors shall be elected from among the members
of the Board of Directors. He shall be the chief executive officer of the
corporation, and he shall have general supervision of the business affairs and
property of the corporation and over its several officers, subject, however, to
the control of the Board of Directors. He shall, subject to the direction and
control of the Board of Directors, be its representative and medium of
communication; he shall, to the best of his ability, see that the acts of the
officers conform to the policies of the corporation as determined by the Board
of Directors, and shall perform such duties as may from time to time be assigned
to him by the Board of Directors.

SECTION 5.7. VICE CHAIRMAN
The Board of Directors may from time to time elect a Vice Chairman of the Board
of Directors. Such Vice Chairman shall be a director and shall serve as Vice
Chairman until his term of office as director concludes, or until his successor
as Vice Chairman shall have been elected and qualified, whichever event shall
first occur. The Vice Chairman shall perform the duties and exercise all the
powers of the Chairman of the Board of Directors, when, and for so long as the
Chairman of the Board of Directors so directs in writing. The Vice Chairman
shall perform such other duties as may from time to time be assigned to him by
the Board of Directors.

SECTION 5.8. PRESIDENT
The President shall be the chief operating officer of the corporation.

SECTION 5.9. VICE PRESIDENTS
Each Vice President shall have such duties and powers as shall be assigned to
him or her by the President or by the Board of Directors.

SECTION 5.10. TREASURER
If required by the Board of Directors, the Treasurer shall give a bond for the
faithful discharge of his duties in such sum and with such surety or sureties as
the Board of Directors shall

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determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies, or other depositories as shall be selected by the Board of Directors; and (b) in general perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 5.11.   SECRETARY
The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all certificates for shares prior to the issue thereof and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these bylaws; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) sign with the Chairman or Vice Chairman of the Board of Directors, the President, or a Vice President, certificates for shares of the corporation, the issue of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 5.12. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries, as thereunto authorized by the Board of Directors, may sign with the Chairman or Vice Chairman of the Board of Directors, the President or a Vice President certificates for shares of the corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers and Assistant Secretaries, in general, shall perform such duties as shall be assigned to them by the Treasurer or the Secretary respectively, or by the President or the Board of Directors.

SECTION 5.13.   SALARIES
The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a

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director of the corporation.

ARTICLE VI

SECTION 6.1. CERTIFICATES OF STOCK
Every holder of stock in the corporation shall be entitled to have a certificate
signed by, or in the name of the corporation, by the Chairman or the Vice
Chairman of the Board of Directors, or the President or a Vice President, and by
the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant
Secretary of the corporation, certifying the number of shares owned by him in
the corporation. Any of or all the signatures on the certificate and the seal of
the corporation if one be used may be a facsimile. In case any officer, transfer
agent, or registrar who has signed or whose facsimile signature has been placed
upon a certificate shall have ceased to be such officer, transfer agent, or
registrar before such certificate is issued, it may be issued by the corporation
with the same effect as if he were such officer, transfer agent, or registrar at
the date of issue.

SECTION 6.2. TRANSFER OF STOCK
Transfer of shares of the corporation shall be made only on the books of the
corporation by the registered holder thereof, by his attorney thereunto
authorized, by power of attorney duly executed and filed with the Secretary of
the corporation, and on surrender for cancellation of the certificate for such
shares properly endorsed and with all taxes thereon paid. The person in whose
name shares stand on the books of the corporation shall be deemed the owner
thereof for all purposes as regards the corporation. However, if any transfer of
shares is made only for the purpose of furnishing collateral security and such
fact is made known to the Secretary of the corporation, or to the corporation's
transfer clerk or transfer agent, the entry of the transfer shall record such
fact.

SECTION 6.3. TRANSFER AGENT AND REGISTRAR
The Board of Directors may appoint one or more transfer agents and registrars,
and thereafter it may require all stock certificates to bear the signature of a
transfer agent and a registrar or a facsimile thereof.

SECTION 6.4. RULES OF TRANSFER
The Board of Directors shall have the power and authority to make all such rules
and regulations as it may deem expedient concerning the issue, transfer and
registration of certificates for the shares of the corporation.

SECTION 6.5. LOST CERTIFICATE
Any person claiming a certificate for shares of the corporation

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to have been lost, stolen, or destroyed shall make an affidavit of the fact and lodge such affidavit with the Secretary of the corporation, accompanied by a signed application for a new certificate. Any such person shall give the corporation a bond of indemnity with one or more sureties satisfactory to the Board of Directors and in an amount which in its judgment, shall be sufficient to save the corporation from loss, and thereupon, the proper officers may cause to be issued a new certificate of like tenor with the one alleged to have been lost, stolen, or destroyed, but the Board of Directors may refuse the issuance of such new certificate.

SECTION 6.6. DIVIDENDS
Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor, at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when it deems expedient. Before declaring any dividend there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation.

ARTICLE VII

SECTION 7.1.

     (a)The corporation shall indemnify, subject to the requirements of subsection (d) of this Section, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties, taxes and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the

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person did not act in good faith and in a manner which he reasonably believed to
be in or not opposed to the best interests of the corporation, and, with respect
to any criminal action or proceeding, had reasonable cause to believe that his
conduct was unlawful.

(b) The corporation shall indemnify, subject to the requirements of
subsection (d) of this Section, any person who was or is a party or is
threatened to be made a party to any threatened, pending or completed action or
suit by or in the right of the corporation to procure a judgment in its favor by
reason of the fact that he is or was a director, officer, employee or agent of
the corporation or is or was serving at the request of the corporation as a
director, officer, employee, fiduciary or agent of another corporation,
partnership, joint venture, trust, employee benefit plan or other enterprise
against expenses (including attorneys' fees) actually and reasonably incurred by
him in connection with the defense or settlement of such action or suit if he
acted in good faith and in a manner he reasonably believed to be in or not
opposed to the best interests of the corporation and except that no
indemnification shall be made in respect of any claim, issue or matter as to
which such person shall have been adjudged to be liable to the corporation
unless and only to the extent that the Court of Chancery of the State of
Delaware or the court in which such action or suit was brought shall determine
upon application that, despite the adjudication of liability but in view of all
the circumstances of the case, such person is fairly and reasonably entitled to
indemnity for such expenses which the Court of Chancery of the State of Delaware
or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of the
corporation, or a director, officer, employee, fiduciary or agent of any other
enterprise serving at the request of the corporation, has been successful on the
merits or otherwise in defense of any action, suit or proceeding referred to in
subsections (a) and (b) of this Section, or in defense of any claim, issue or
matter therein, the corporation shall indemnify him against expenses (including
attorneys' fees) actually and reasonably incurred by him in connection
therewith.

(d) Any indemnification under subsections (a) and (b) of this Section
(unless ordered by a court) shall be made by the corporation only as authorized
in the specific case upon a determination that indemnification of the director,
officer, employee, fiduciary or agent is proper in the circumstances because he
has met the applicable standard of conduct set forth in subsections (a) and (b)
of this Section. Such determination shall be made (1) by the Board of Directors
by a majority vote of a quorum consisting of directors who were not parties to
such action, suit or proceeding, or (2) if such a quorum is not obtainable, or,
even if obtainable a quorum of disinterested

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directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses (including attorney's fees) incurred by a director, officer, employee, fiduciary or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Section.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to the other subsections of this Section shall not limit the corporation from providing any other indemnification permitted by law nor shall it be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) The provisions of this Section shall be applicable to all actions, suits or proceedings pending at the time or commenced after the adoption of this Section, whether arising from acts or omissions to act occurring, or based on claims asserted, before or after the adoption of this Section. A finding that any provision of this Section is invalid or of limited application shall not affect any other provision of this Section nor shall a finding that any portion of any provision of this Section is invalid or of limited application affect the balance of such provision. The adoption of this Section shall not impair the rights any person may have had under Article XII of the bylaws of Woodward Governor Company, an Illinois corporation, so that if such person is not entitled to the benefit of the provisions of this Section with respect to any action, suit or proceeding, he shall continue to be entitled to the benefit of the provisions of Article XII of the bylaws of Woodward Governor Company, an Illinois corporation, with respect to such action, suit or proceeding.

(h) The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Section.

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(i)For the purposes of this Section, references to "the corporation" shall
include, in addition to the resulting corporation, any constituent corporation
(including any constituent of a constituent) absorbed in a consolidation or
merger which, if its separate existence had continued, would have had power and
authority to indemnify its directors, officers, and employees or agents, so that
any person who is or was a director, officer, employee or agent of such
constituent corporation, or is or was serving at the request of such constituent
corporation as a director, officer, employee, fiduciary or agent of another
corporation, partnership, joint venture, trust, employee benefit plan or other
enterprise, shall stand in the same position under the provisions of this
Section with respect to the resulting or surviving corporation as he would have
with respect to such constituent corporation if its separate existence had
continued.

(j)The indemnification and advancement of expenses provided by, or granted
pursuant to, this Section shall continue as to a person who has ceased to be a
director, officer, employee or agent and shall inure to the benefit of the
heirs, executors and administrators of such a person.

ARTICLE VIII

SECTION 8.1. CONTRACTS
The Board of Directors may authorize any officer or officers, agent or agents,
to enter into any contract or execute and deliver any instrument in the name of
and on behalf of the corporation, and such authority may be general or confined
to specific instances.

SECTION 8.2. LOANS
No loans shall be contracted on behalf of the corporation and no evidence of
indebtedness shall be issued in its name unless authorized by a resolution of
the Board of Directors. Such authority may be general or confined to specific
instances.

SECTION 8.3. CHECKS
All checks, drafts, or other orders for payment of money, notes, or other
evidences of indebtedness issued in the name of the corporation, shall be signed
by such officer or officers, agent or agents of the corporation and in such
manner as shall from time to time be determined by resolution of the Board of
Directors.

SECTION 8.4. DEPOSITS
All funds of the corporation not otherwise employed shall be deposited from time
to time to the credit of the corporation in such banks, trust companies, or
other depositories as the Board of Directors may select.

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ARTICLE IX

SECTION 9.1. SEAL
The corporate seal of the corporation shall be circular in form and shall
contain the name of the corporation and the words: "Rockford, Illinois.
Incorporated June 1902." Said seal may be used by causing it or a facsimile
thereof to be impressed, affixed, or reproduced.

SECTION 9.2. FISCAL YEAR
The fiscal year of the corporation shall commence on the first day of October
and shall end on the thirtieth day of September in each year.

SECTION 9.3. RESIGNATIONS
Any director or officer may resign at any time. Such resignation shall be made
in writing and shall take effect at the time specified therein, and if no time
be specified, at the time of its receipt by the Chairman of the Board of
Directors, the Vice Chairman of the Board of Directors, the President, or the
Secretary. The acceptance of a resignation shall not be necessary to make it
effective.

SECTION 9.4. WAIVER OF NOTICE
Whenever any notice is required to be given under the provisions of the statutes
or of the Certificate of Incorporation or of these bylaws, a written waiver
thereof, signed by the person or persons entitled to said notice, whether before
or after the time stated therein, shall be deemed equivalent thereto. Attendance
of a person at a meeting shall constitute a waiver of notice of such meeting,
except when the person attends a meeting for the express purpose of objecting,
at the beginning of the meeting, to the transaction of any business because the
meeting is not lawfully called or convened. Neither the business to be
transacted at, nor the purpose of, any regular or special meeting of the
stockholders, directors or members of a committee of directors need be specified
in any written waiver of notice.

ARTICLE X

SECTION 10.1. BYLAW AMENDMENTS
The Board of Directors shall have concurrent power with the stockholders to
adopt, amend or repeal these bylaws; provided, however, that (i) these bylaws
shall not be adopted, amended or repealed by the stockholders except by the
affirmative vote of the holders of two-thirds of the outstanding shares of
Common Stock of the Corporation, and (ii) no bylaw may be adopted by the
stockholders which shall impair or impede the power of the Board

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of Directors under paragraph A of Article SEVENTH of the Certificate of
Incorporation of the Corporation.

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